February 8, 2006

VIA EDGAR AND HAND DELIVERY

Todd K. Schiffman

Assistant Director

U.S. Securities and Exchange Commission

Mail Stop 4561

450 Fifth Street, NW

Washington, DC 20549

Re:	Lake Shore Bancorp, Inc.
Form S-1, Amendment No. 1, filed January 13, 2006
File Number 333-129439

Dear Mr. Schiffman:

This letter is submitted on behalf of Lake Shore Savings and Loan Association (the “Bank”) in reference to Amendment No. 1 to the Registration Statement on Form S-1, File No. 333-129439 (the “Registration Statement”), filed by Lake Shore Bancorp, Inc. (the “Company”) on January 13, 2006 and in response to the letter dated February 2, 2006 from the staff of the Securities and Exchange Commission transmitting their comments to the above referenced filing and requesting supplemental information.

A blacklined version of the prospectus showing the changes made in response to your comments is attached. Formal amendments to the Registration Statement have been filed via EDGAR. Your specific comments are set forth verbatim below, followed by the Bank’s response.

Todd K. Schiffman U.S. Securities and Exchange Commission February 8, 2006	Page 2.

Allowance for Loan Losses, page 78

1.	We refer to prior comments 11 and 12 in our letter dated December 2, 2005. Please revise your disclosure to clarify the methodology used to determine the unallocated portion of your allowance for loan losses and discuss the factors which led to the significant unallocated component of your allowance for loan losses, and provide additional discussion as necessary in your response letter. For example, we note that on page 79 and 82, you cite downturns in the local economy as an uncertainty that could affect management’s estimate of probable losses the unallocated component is maintained to cover. However, it is unclear the proportion of the unallocated allowance attributable to this estimate. Further, you state that the unallocated portion recognizes the imprecision inherent in the underlying assumptions used in the methodologies for estimating allocated and general losses in the portfolio. However, it is unclear why such a considerable portion of the allowance would be attributable to such imprecision.

Historically, the Bank has included certain subjective (or qualitative) factors into the allowance for loan loss calculation, which were not specifically assigned to loan categories. Based on the Bank’s telephone conversation with the staff of the Securities and Exchange Commission on February 3, 2006, the Bank determined that it should review the allowance for loan loss allocations and its loan portfolio once again, to see if it could assign the unallocated amounts to specific loan categories. That subsequent review resulted in a re-assignment of the allowance for loan losses. The re-assignment was completed based on management’s determination that the growth trend factor could be allocated by loan type. The re-allocation is properly supported by documented evidence of growth in the loan portfolio during these time periods.

Please refer to the revised “Allowance for Loan Losses” section beginning on page 83 of the prospectus (page 82 of the blacklined version) and the allocation of the allowance for loan losses table contained therein. Please note that some of the revisions contained in this section were made in response to comments received from the Office of Thrift Supervision.

Financial Statements for the Nine Months Ended September 30, 2005 and for the Years Ended December 31, 2004 and 2005

General

2.	Please note the updating requirements of Item 3-12 of Regulation S-X.

The Bank notes the updating requirements of Item 3-12 of Regulation S-X. Please note that a “Recent Developments” section containing certain financial information relating to the Bank’s fiscal year ended December 31, 2005 has been added to the prospectus. See page 34 (page 32 of the blacklined version).

3.	Please file updated consents for all audited financial statements included in your next amendment.

Updated consents for all audited financial statements have been filed as exhibits to Amendment No. 2 to the Registration Statement.

Todd K. Schiffman U.S. Securities and Exchange Commission February 8, 2006	Page 3.

Note 16 – Subsequent Events, page F-34

4.	Please provide in your response letter additional information regarding the check kiting matter involving one of your customers, including your assessment of the likelihood of potential loss and the known timeline of occurrences relating to the matter, such as the carrying out and discovery of the scheme. Please also revise your footnote to revise as necessary. Refer to the guidance provided by paragraphs 8-12 of FAS 5.

On a supplemental basis, please be advised that the check-kiting incident mentioned in Note 16 was detected on or about October 27, 2005 and was immediately stopped. The Bank’s research subsequent to October 27, 2005, indicated that the scheme had been occurring for approximately 18 months. The Bank’s assessment of the loss amount was based on the actual amount of the loss incurred, less amount expected to be recovered from the customer and potential proceeds from the Bank’s insurance company. The Bank’s actual loss, after receiving partial restitution and insurance proceeds, was $188,000, as of December 31, 2005.

The Bank did not accrue an amount for this loss in its September 30, 2005 financial statements, as the loss was not discovered or estimated as of the financial statement date, in accordance with paragraph 8.a. of FAS 5.

The Bank did record the loss prior to December 31, 2005. Such loss is reflected in non-interest expenses in the financial data reported in the “Recent Developments” section of the prospectus.

*     *     *

The Company believes that these responses and revisions to the Registration Statement are fully responsive to your comments and looks forward to a prompt review of this submission.

Please date stamp the enclosed acknowledgment copy and return it in the self-addressed stamped envelope provided.

If you have any questions, please contact me at (202) 626-5643 or Michael Seaman at (202) 626-5634.

Very truly yours,

THACHER PROFFITT & WOOD LLP

/s/ V. Gerard Comizio
V. Gerard Comizio

cc: David C. Mancuso

President, Lake Shore Savings and Loan Association